Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
KENNETH E. YOUNG kenneth.young@dechert.com +1 215 994 2988 Direct +1 215 655 2988 Fax

April 28, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

ATTN: Alison White and Kathy Churko

Re:	Corporate Capital Trust, Inc. (File No. 333-189544)

Dear Ms. White and Ms. Churko:

On behalf of Corporate Capital Trust, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) to the Company on April 22, 2016 regarding the Company’s Post-Effective Amendment No. 6, filed with the Commission on April 5, 2016 (“Amendment No. 6”), to its registration statement on Form N-2 (File No. 333-189544) (the “Registration Statement”) and the prospectus included therein. This response letter, together with Post-Effective Amendment No. 7, filed with the Commission on the date of this response letter, sets forth the Company’s responses to the staff’s comments, as well as certain additional and revised disclosure.

For your convenience, the staff’s comments are presented below in bold, italicized text, and each comment is followed by the Company’s response. Page numbers are referenced to Amendment No. 6.

DISCLOSURE COMMENTS

I. GENERAL

1. Please add Tandy representations to the response letter.

Response: We have been authorized by the Company to state that the Company acknowledges the staff’s comment and has included such representations in this response letter.

April 28, 2016 Page 2

II. COVER

2. Please add the following items from the summary as bullets on the first page of the cover and to the form of subscription agreement:

a)	The amount of distributions that the Company may pay, if any, is uncertain.

b)	The Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company’s performance, such as from offering proceeds or borrowings.

Response: The Company acknowledges the staff’s comment and has revised the relevant disclosure to include the disclosure set forth above.

3. Please consider deleting the last sentence of footnote 3 to the fee table on the second page of the cover.

Response: The Company acknowledges the staff’s comment and has revised the relevant disclosure to delete the last sentence of footnote 3 to the fee table on the second page of the cover.

III. PROSPECTUS SUMMARY

Distribution Policy, page 5

4. Please consider adding, “now or” before “in future periods” in the last sentence of the second paragraph of this section.

Response: The Company acknowledges the staff’s comment and has revised the relevant disclosure to include “now or” before “in future periods” in the last sentence of the second paragraph of the Distribution Policy disclosure.

Market Opportunity, page 7

5. Please clarify that “these factors,” referenced in the last sentence of the first paragraph of the first bullet point in this section, relates to the type of investments in which the Company invests.

April 28, 2016 Page 3

Response: The Company acknowledges the staff’s comment and has revised the relevant disclosure accordingly.

IV. RISK FACTORS

Risks Related to Our Investments – Our investments in portfolio companies may be risky, and we could lose all or part of our investment, page 30

6. With respect to the reference in the fourth bullet of this section to the risks associated with investments in convertible securities, please confirm that the Company does not invest in any contingent convertible bonds.

Response: The Company does not currently own any convertible contingent bonds and does not currently intend to invest in convertible contingent bonds.

Risks Related to Our Investments – To the extent original issue discount (OID) and payment-in-kind (PIK) interest income constitute a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income, pages 31-32

7. With respect to the reference in the fifth bullet in this section to PIK “toggle” debt, please include a description of a PIK “toggle” feature.

Response: The Company acknowledges the staff’s comment and has revised the disclosure to include a description of the PIK “toggle” feature.

Risks Related to Our Investments – We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded commitments, page 38, Notes to Consolidated Financial Statements – Commitments and Contingencies, F-70

8. Please confirm and explain, supplementally, how the Company covers unfunded commitments and how the Company segregates these assets. Also please represent, supplementally, that the Company believes that its assets are sufficient to cover its unfunded commitments and a general explanation as to why the Company believes it can cover them.

Response: The Company reasonably believes that the Company has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments. As of December 31, 2015 the Company’s total unfunded commitments were $186.85 million, of which $1.09 million and $19.985 million were unfunded revolver and delayed draw loan commitments, respectively, and $165.773 million were unfunded equity commitments. The Company continuously monitors its unfunded commitment level against its cash, borrowing capacity and other liquid assets such that it reasonably believes that these assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

April 28, 2016 Page 4

Risks Related to an Investment in our Common Stock – Because our Managing Dealer is an affiliate of CNL, its due diligence review of us is not considered independent. The absences of an independent due diligence review increases the risks and uncertainty you face as a shareholder, page 41

9. With respect to the deletion of the representation that the investor cannot rely on its own broker-dealer to make an independent review and investigation of the terms of this offering, please confirm, supplementally, whether there are any similar risks that should be confirmed, and if there are, please add them to the filing.

Response: The Company acknowledges the staff’s comment and has revised the relevant disclosure accordingly.

V. PLAN OF DISTRIBUTION

Share Distribution Channels, page 114

10. Please capitalize “managing dealer” in the third sentence of this paragraph.

Response: The Company acknowledges the staff’s comment and has revised the relevant disclosure accordingly.

ACCOUNTING COMMENTS

VI. GENERAL

Co-Investments, SAI-5

11. With respect to the Company’s Co-Investment order, please confirm that the Company has complied with all of the conditions of the order.

Response: The Company confirms that it has complied with all conditions of the order.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity – Sources and Uses of Capital, page 89, Notes to Consolidated Financial Statements – Principal Business and Organization, F-40, Notes to Consolidated Financial Statements – Significant Accounting Policies, F-45

April 28, 2016 Page 5

12. Please explain references to the “shelf registration statement.”

Response: In addition to the registration statement (File No. 333-189544) that is the subject of this response letter, the Company has an effective shelf registration statement (File No. 333-201499) under which it may offer, from time to time, up to $750 million of our debt and/or equity securities, on terms to be determined at the time of each such offering.

VII. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Borrowings-Credit Facilities and Term Loan, page 90

13. Please explain why the term loan detailed in the borrowings table does not include footnote 1, which concerns the borrowing base and leverage limits.

Response: This footnote is meant to disclose restrictions imposed by the terms of the Company’s credit facilities, as opposed to limitations imposed by the Investment Company Act of 1940 (the “1940 Act”). Specifically, the footnote refers to restrictions within the respective credit agreements, whereby regardless of the total principal amount committed, the amount that the Company can borrow at any one time is dependent upon the amount of collateral (borrowing base) and other restrictions within the facility. Due to these limitations, it is possible that the maximum amount the Company can borrow could be less than the total principal amount committed. In the case of the 2014 Senior Secured Term Loan, the Company has borrowed the total amount committed and so the footnote in question does not apply because there is no circumstance under which the Company may draw additional borrowings.

VIII. FINANCIAL STATEMENTS

Consolidated Schedule of Investments, F-8

14. Please confirm the Jacuzzi Brands, Inc. (LUX) is an eligible portfolio company (“EPC”).

Response: The Company confirms that Jacuzzi Brands, Inc. (LUX) is an EPC. Jacuzzi Brands, Inc. is a U.S.-based operating company that meets the definition of an EPC. Jacuzzi Brands, Inc. (LUX) was formed solely for the purpose of facilitating a financing for Jacuzzi Brands, Inc. It is operated and controlled by Jacuzzi Brands, Inc., and the loan on which it is the primary borrower is guaranteed by its U.S.-based parent. As such, it is effectively a financing subsidiary of an EPC, whose operations are consolidated as part of the EPC, and we believe it is appropriate to treat the investment as part of the EPC, Jacuzzi Brands, Inc.

April 28, 2016 Page 6

15. Please explain, supplementally, why a number of investments are listed on this page as equity or warrant investments, but elsewhere have “maturity dates.”

Response: The Company respectfully advises the staff that the date listed in the maturity date column for equity option and warrant investments represents the expiration date of the options or warrants. In future filings, the Company will make appropriate changes to clarify that the date listed in the maturity date column for equity option and warrant investments represents the expiration date of the options or warrants.

Notes to Consolidated Financial Statements – Commitments and Contingencies, F-70

16. Please confirm, supplementally, that each unfunded commitment is accounted for in conformance with Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC 820”)

Response: The Company respectfully advises the staff that the fair value of each unfunded commitment is determined in accordance with the Company’s investment policy, which provides for accounting in conformance with ASC 820. Additionally, the value assigned to the unfunded commitments are approved by the Board of Directors of the Company at the same time as the Level 3 fair values.

17. Do any of the unfunded equity commitments calculate a net asset value (“NAV”)? If so, please include, supplementally, the nature and risks of these investments and whether the investment, if sold publically, is being sold at an amount different than its NAV.

Response: The Company confirms that none of the unfunded equity commitment vehicles calculate a NAV.

Notes to Consolidated Financial Statements – Financial Highlights, F-74

18. With respect to footnote 7, please confirm that the total return calculation is calculated in a manner consistent with Instruction 13 to Form N-2.

Response: The Company confirms that the total return calculation is calculated in a manner consistent with Instruction 13 to Form N-2.

Notes to Consolidated Financial Statements – Significant Subsidiaries, F-75

19. Please explain why the summarized information is provided in the aggregate, instead of individually for each investment.

April 28, 2016 Page 7

Response: The Company acknowledges the staff’s comment and represents that in future filings it will include disclosure that is consistent with one of the following approaches: (i) disclose aggregate data for all unconsolidated subsidiaries, whether or not such subsidiaries meet the significant subsidiary test, or (ii) if only the significant subsidiaries are presented, disclose separate data for each such significant subsidiary.

* * * * * *

We have been authorized by the Company to state that the Company hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

April 28, 2016 Page 8

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2988.

Sincerely,

/s/ Kenneth E. Young

Kenneth E. Young

cc:	Kirk A. Montgomery

Steven D. Shackelford

William J. Bielefeld